Canadian Gold Hunter Corp.
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.canadiangoldhunter.com

07027172

September 21, 2007

FILE NO: 82-1540

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Press Release dated September 21, 2007

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

CANADIAN GOLD HUNTER CORP.

Sophia Shane,
Corporate Development

Enc.

CANADIAN GOLD HUNTER CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.intlcurator.com

NEWS RELEASE

UPDATE – CABALLO BLANCO GOLD PROJECT
VERACRUZ STATE, MEXICO

September 21, 2007 (CGH – TSX)... Canadian Gold Hunter Corp. (the "Company") is pleased to provide an update on the Caballo Blanco gold project, well located on the gulf coast 70 kilometers north of the port city of Veracruz, Mexico. The property sits at the extreme eastern limit of the Trans-Mexican Volcanic Belt (TMVB). The TMVB hosts several large precious-metal and base-metal deposits.

The large Caballo Blanco property is highly prospective for two deposit types – high-sulphidation epithermal gold and porphyry copper-gold. Exploration work over the spring and summer months has consisted of geological mapping, I.P. and geochemistry, with a primary purpose of fine tuning drill targets. An aerial photo survey has been carried out and will provide excellent ground control for on-going surface programs. Road construction for drill access has begun and core drilling of a minimum 5,000 meters is planned to commence in late October.

Three principal targets will be the focus of drilling – the high-sulphidation Northern and Highway zones and the Central Grid Zone, a copper-gold porphyry system.

Northern Zone: The Northern Zone is defined by extensive vuggy silica/alunite/clay alteration and siliceous hydrothermal breccias carrying variable amounts of gold within an area of 20 sq. km. The key target within the zone is well defined by an N-S elongated, gold-soil geochemical anomaly (up to 1,580 ppb Au) 1,100 meters in length and coincident with a very strong resistivity high. In the central part of these coincident anomalies, core drilling from one collar site by a previous operator returned gold grades up to 1.14 grams/tonne (g/t) gold over 108 meters. The Northern Zone is the primary target for this fall's drilling program.

Highway Zone: The Highway Zone, four km. south of the Northern Zone, is also defined by extensive vuggy silica/alunite/clay alteration. A recently completed geochemical survey outlined strong gold soil anomalies (up to 350 ppb Au) over an N-S distance of three km. Some of these anomalies remain open and require additional sampling prior to drilling.

Central Grid Zone: The Central Grid Zone is a Cu-Au porphyry target with past drill intercepts of up to 0.34% Cu and 0.84 g/t Au over 56 meters. Geological mapping in the spring of 2007 identified an entirely new copper-bearing, altered and stockwork zone two km northwest of any previous drilling. The alteration/stockwork zone is marked by a distinct Cu-Au-Mo soil anomaly and lies within a circular I.P. anomaly two km in diameter. This new porphyry target will be drilled once road access is gained to the area.

Canadian Gold Hunter Corp. can earn a 70% interest in the project from Almaden Mineral Ltd. by spending US$12,000,000 over six years.

ON BEHALF OF THE BOARD

"Richard J. Bailes"
President

END